EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
SJW Group:
We consent to the incorporation by reference in the registration statement (Nos. 333‑234140, 333-195796, 333-105010) on Form S-8 and registration statement (No. 333‑228548) on Form S-3 of SJW Group (the Company) of our report dated March 2, 2020, except for Schedule I, as to which date is March 1, 2021, with respect to the consolidated balance sheet of SJW Group and subsidiaries as of December 31, 2019, the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes and financial statement schedule II, which report appears in the December 31, 2020 annual report on Form 10‑K of SJW Group.

/s/ KPMG LLP
Santa Clara, California
March 1, 2021